Exhibit 21.1

China Energy Recovery, Inc.

List of Subsidiaries

Poise Profit International Limited	BVI	100%
(Held by CER)

Haie Hi-Tech Engineering (Hong Kong) Company Limited	HK	100%
(Held by Poise)

CER (Hong Kong) Holdings Limited	HK	100%
(Held by Poise)

CER Energy Recovery (Shanghai) Co., Ltd.	PRC	100%
(Held by CER Hong Kong)

CER Energy Recovery (Yangzhou) Co., Ltd	PRC	100%
(Held by CER Hong Kong)